June 5, 2025

Richard Paolone
Interim Chief Executive Officer
Entero Therapeutics, Inc.
777 Yamato Road, Suite 502
Boca Raton, FL 33431

       Re: Entero Therapeutics, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed May 16, 2025
Dear Richard Paolone:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Ross Carmel, Esq.